Notice to ASX/LSE NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION THIS ANNOUNCEMENT IS NOT AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE CITY CODE ON TAKEOVERS AND MERGERS (THE “CODE”). THERE CAN BE NO CERTAINTY THAT ANY OFFER WILL BE MADE NOR AS TO THE TERMS ON WHICH ANY OFFER MIGHT BE MADE THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR IMMEDIATE RELEASE Statement regarding Glencore plc (“Glencore”) 08 January 2026 Rio Tinto plc and Rio Tinto Limited (together, “Rio Tinto”) note the announcement by Glencore and confirm that Rio Tinto and Glencore have been engaging in preliminary discussions about a possible combination of some or all of their businesses, which could include an all-share merger between Rio Tinto and Glencore. The parties’ current expectation is that any merger transaction would be effected through the acquisition of Glencore by Rio Tinto by way of a Court-sanctioned scheme of arrangement. There can be no certainty that an offer will be made or as to the terms of any such offer, should one be made. Nothing in this announcement shall be construed as indicating any terms of any such transaction or offer for the purposes of Rule 2.5 of the Code and Rio Tinto reserves the right to introduce other forms of consideration and/or vary the mix or composition of consideration of any offer. In accordance with Rule 2.6(a) of the Code, Rio Tinto will have until 5.00 p.m. (London time) on 5 February 2026 to either announce a firm intention to make an offer for Glencore under Rule 2.7 of the Code or announce that it does not intend to make an offer, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies. This deadline may be extended with the consent of the Takeover Panel in accordance with Rule 2.6(c) of the Code. A further announcement will be made in due course as appropriate. This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. EXHIBIT 99.1

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 Media Relations, Australia Matt Chambers M +61 433 525 739 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Investor Relations, Australia Tom Gallop M +61 439 353 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 Important notices This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, whether pursuant to this announcement or otherwise. Any offer, if made, will be made solely by certain offer documentation which will contain the full terms and conditions of any offer, including details of how it may be accepted. The distribution of this announcement in jurisdictions outside the United Kingdom and the availability of any offer to shareholders of Rio Tinto or Glencore who are not resident in the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction. Inside information The information contained within this announcement is deemed by Rio Tinto to constitute inside information as stipulated under the Market Abuse Regulation (EU) no. 596/2014 (as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018). On the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain. Rule 26.1 disclosure A copy of this announcement will be made available, subject to certain restrictions relating to persons resident in restricted jurisdictions, on Rio Tinto's website at www.riotinto.com promptly and in any event by no later than

Notice to ASX/LSE 12 noon (London time) on the business day following the date of this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement. Rule 2.9 information In accordance with Rule 2.9 of the Code, Rio Tinto confirms that, as at the date of this announcement, Rio Tinto plc and Rio Tinto Limited have the following relevant securities in issue: – Rio Tinto plc: 1,254,292,412 ordinary shares of 10p each (excluding ordinary shares held in treasury), with ISIN reference GB0007188757. Rio Tinto plc also has issued 1 dual listed company (“DLC”) dividend share of 10p and 1 special voting share of 10p in connection with its DLC structure; – Rio Tinto plc: an American Depositary Receipts ("ADR") programme for which JPMorgan Chase Bank NA acts as Depositary. 1 ADR represents 1 ordinary share of Rio Tinto plc. The ADRs trade on the New York Stock Exchange. The trading symbol for these securities is RIO and the ISIN is US7672041008; and – Rio Tinto Limited: 371,216,214 ordinary shares, with ISIN reference AU000000RIO1. Rio Tinto Limited also has issued 1 fully paid DLC dividend share and 1 fully paid special voting share in connection with its DLC structure. Rio Tinto confirms that, as at the date of this announcement, Rio Tinto plc and Rio Tinto Limited have the following legal entity identifiers: – Rio Tinto plc: 213800YOEO5OQ72G2R82; and – Rio Tinto Limited: 529900X2VMAQT2PE0V24. Notice to US Glencore shareholders In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, Rio Tinto or its nominees or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Glencore shares outside the United States, other than pursuant to the possible offer, before or during the period in which the possible offer, if made, remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the United Kingdom, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website, www.londonstockexchange.com. Any shares issued under any offer, should one be made, would not be registered under the US Securities Act of 1933. Disclosure requirements of the Takeover Code (the “Code”) Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure. Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror.

Notice to ASX/LSE A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3. Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4). Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure. Given the dual listed companies (“DLC”) structure of Rio Tinto plc and Rio Tinto Limited, each of Rio Tinto plc and Rio Tinto Limited will be treated separately for the purposes of Rule 8 and the required disclosures. Requirements under Rule 6 or Rule 11 Prior to this announcement it has not been practicable for Rio Tinto to make enquiries of all persons acting in concert with it to determine whether any dealings in Glencore shares by such persons give rise to a requirement under Rule 6 or Rule 11 of the Code for Rio Tinto, if it were to make an offer, to offer any minimum level, or particular form, of consideration. In accordance with Note 4 on Rule 2.4, any such details shall be announced as soon as practicable and in any event by no later than the time by which Rio Tinto is required to make its Opening Position Disclosure pursuant to Rule 8.1 of the Code. riotinto.com